COMMENTS RECEIVED ON JULY 28, 2009

FROM JOHN GANLEY

FIDELITY ABERDEEN STREET TRUST (File Nos. 033-43529 and 811-06440)

Fidelity Freedom Index Income Fund, Fidelity Freedom Index 2000 Fund,

Fidelity Freedom Index 2005 Fund, Fidelity Freedom Index 2010 Fund,

Fidelity Freedom Index 2015 Fund, Fidelity Freedom Index 2020 Fund,

Fidelity Freedom Index 2025 Fund, Fidelity Freedom Index 2030 Fund,

Fidelity Freedom Index 2035 Fund, Fidelity Freedom Index 2040 Fund,

Fidelity Freedom Index 2045 Fund, and Fidelity Freedom Index 2050 Fund

POST-EFFECTIVE AMENDMENT NO. 47

FIDELITY CONCORD STREET TRUST (File Nos. 033-15983 and 811-05251)

Spartan Total Market Index Fund

POST-EFFECTIVE AMENDMENT NO. 56

FIDELITY FIXED-INCOME TRUST (File Nos. 002-41839 and 811-02105)

Fidelity Commodity Return Fund, Fidelity Series Commodity Return Fund, Fidelity Series Global ex U.S. Index Fund, Fidelity Series Inflation-Protected Bond Index Fund, and Fidelity U.S. Bond Index Fund

POST-EFFECTIVE AMENDMENT NO. 124

1. Fidelity Commodity Return Fund and Fidelity Series Commodity Return Fund

C: The Staff believes that the fund's name suggests that it invests directly in physical commodities and that it should be subject to an 80% name test.

R: "Commodity Return" (as compared with the use of the term "commodity" alone) connotes a type of investment objective or strategy, which is to provide investment returns that correspond to the performance of the commodities market, rather than a focus on a particular type of investment. Thus, we believe that the funds' names neither trigger application of the "name test rule" nor are misleading under Section 35(d) or the antifraud provisions of the securities laws in the context of these funds.

2. Fidelity Commodity Return Fund and Fidelity Series Commodity Return Fund

"Investment Summary" (prospectuses)

"Principal Investment Strategies"

"Investing up to 25% of assets in a wholly-owned subsidiary that invests in commodity-linked derivative investments."

C: The Staff requests further information regarding the wholly-owned subsidiary.

R: For each fund, Fidelity formed a wholly-owned subsidiary that allows income earned from certain investments linked to commodities to qualify for the 90% gross income test (i.e., requirement that at least 90% of a mutual fund's gross income be derived from dividends, interest, gains from the sale of securities and certain other enumerated sources). We note that this structure is consistent with structures being employed by competitor funds. In addition, these subsidiaries will be treated like the Select Gold subsidiary (including look-through compliance monitoring for 1940 Act purposes and financial statement consolidation), which was the subject of a prior conference call with the Staff.

Fidelity Aberdeen Street Trust (033-43529 & 811-06440) PEA #47; Fidelity Concord Street Trust (033-15983 & 811-05251) PEA #56; Fidelity Fixed-Income Trust (002-41839 & 811-02105) PEA #124.

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3. Fidelity Commodity Return Fund and Fidelity Series Commodity Return Fund

"Investment Policies and Limitations" (SAIs)

"Concentration"

"The fund generally may not purchase the securities of any issuer (other than securities issued or guaranteed by the U.S. Government or any of its agencies or instrumentalities) if, as a result, more than 25% of the fund's total assets would be invested in the securities of companies whose principal business activities are in the same industry."

C: The Staff requests that we clearly state that the fund invests substantially in commodities in order to avoid a misleading fund name.

R: We do not believe either fund's name is misleading, as discussed above in our response to comment 1. In addition, we direct the Staff's attention to the following prospectus disclosure, which clearly conveys each fund's intended investments, consistent with its name:

"Geode Capital Management, LLC (Geode®) normally expects to invest the fund's assets in commodity-linked notes, other commodity-linked derivative instruments, short-term investment-grade debt securities, cash, and cash equivalents. Commodities are assets that have physical properties, such as oil and other energy products, metals, and agricultural products. Commodity-linked derivative instruments include commodity-linked notes; total return swaps, options, or forward contracts based on the value of commodities or commodities indices; and commodity futures. The fund intends to provide exposure to the commodities market but will not be managed to take delivery of physical commodities."

4. Fidelity Series Global ex U.S. Index Fund, Fidelity Series Inflation-Protected Bond Index Fund, and Spartan Total Market Index Fund

"Investment Summary" (prospectuses)

"Principal Investment Strategies"

(Fidelity Series Global ex U.S. Index Fund)

"Normally investing at least 80% of assets in securities included in the MSCI® ACWISM  ex-USA Index and in depository receipts representing securities included in the Index."

(Fidelity Series Inflation-Protected Bond Index Fund)

"Normally investing at least 80% of assets in inflation-protected debt securities included in the Barclays Capital U.S. 1-10 Year Treasury Inflation Protected Securities (TIPS) Index (Series-L). "

(Spartan Total Market Index Fund)

"Normally investing at least 80% of assets in common stocks included in the Dow Jones U.S. Total Stock Market IndexSM, which represents the performance of a broad range of U.S. stocks."

C: The Staff believes the funds should invest substantially all, but at least 80%, of assets in index securities.

R: We believe the wording of each fund's name test complies with the name test rule, but are aware of the Staff's position that index funds generally would be expected to invest more than 80% of their assets in investments connoted by the applicable index.

Fidelity Aberdeen Street Trust (033-43529 & 811-06440) PEA #47; Fidelity Concord Street Trust (033-15983 & 811-05251) PEA #56; Fidelity Fixed-Income Trust (002-41839 & 811-02105) PEA #124.

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5. Fidelity Series Global ex U.S. Index Fund

"Investment Summary" (prospectus)

"Principal Investment Strategies"

C: The Staff would like to know how the fund will diversify its assets in countries around the world and how it will meet its Name Test considering the Staff currently takes the position that global funds should have at least 40% of total assets invested outside of the United States and that global funds are expected to be invested in at least three different countries (the United States included).

R: The fund normally diversifies its investments across different countries and regions. FMR will use fundamental analysis, which involves a bottom-up assessment of a company's potential for success in light of factors including its financial condition, earnings outlook, strategy, management, industry position, and economic and market conditions, to select investments. The number of different countries represented by the fund's holdings may vary from time to time. Further, we understand that the Staff has changed its position in recent years (see Name Test Rule Proposing Release footnote 38) and that the Staff currently views the term "global" to connote that a fund will invest its assets in investments tied economically to a number of different countries throughout the world (see Name Test Rule Adopting Release footnote 42). The fund's policies are consistent with the Staff's current position as set forth in the Name Test Rule Adopting Release.

6. Fidelity Series Global ex U.S. Index Fund and Spartan Total Market Index Fund

"Investment Summary" (prospectuses)

"Principal Investment Strategies"

(Fidelity Series Global ex U.S. Index Fund)
"Normally investing at least 80% of assets in securities included in the MSCI® ACWISM  ex-USA Index and in depository receipts representing securities included in the Index."

(Spartan Total Market Index Fund)
"Normally investing at least 80% of assets in common stocks included in the Dow Jones U.S. Total Stock Market IndexSM , which represents the performance of a broad range of U.S. stocks."

C: The Staff requests that we disclose the average market capitalization for each fund, as well as the applicable index.

R: Neither of the funds has a principal investment strategy of investing in securities of companies with a particular market capitalization. In addition, as the capitalization range of an index varies over time, we believe it is more appropriate to identify a well-publicized index by name rather than giving a snap shot of the capitalization range of an index as of a single date. Therefore, we have not modified the disclosure.

7. Fidelity Series Inflation-Protected Bond Index Fund

C: The Staff requests that we delete "Bond" from the fund's name since the fund's index is not a bond index.

Fidelity Aberdeen Street Trust (033-43529 & 811-06440) PEA #47; Fidelity Concord Street Trust (033-15983 & 811-05251) PEA #56; Fidelity Fixed-Income Trust (002-41839 & 811-02105) PEA #124.

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R: The fund normally invests at least 80% of assets in inflation-protected debt securities included in the Barclays Capital U.S. 1-10 Year Treasury Inflation Protected Securities (TIPS) Index (Series-L), an index which includes all publicly issued U.S. Treasury inflation-protected securities with maturities between one and ten years. As previously discussed with the Staff, we continue to take the position we have taken historically, which is that the term "bond" suggests debt securities of all types (see Stan Griffith's June 21, 1990 letter to David Wills, then Branch Chief of the SEC's Division of Investment Management). We note that the Commission, when adopting Rule 35d-1, did not elaborate on the types of debt securities suggested by the term "bond." In addition, we note that the fund's prospectus defines "debt securities" to include government securities (such as U.S. Treasury securities). Accordingly, we believe that the fund's name and 80% policy are consistent with Rule 35d-1 and have not revised the fund's name as suggested.

8. Series Inflation-Protected Bond Index Fund

"Investment Summary" (prospectus)

"Principal Investment Strategies"

"Normally investing at least 80% of assets in inflation-protected debt securities included in the Barclays Capital U.S. 1-10 Year Treasury Inflation Protected Securities (TIPS) Index (Series-L). "

C: The Staff requests that we disclose the credit quality and maturity of the fund.

R: The fund does not have a principal investment strategy to invest in securities of a particular credit rating or maturity.

9. Fidelity Freedom Index Income Fund, Fidelity Freedom Index 2000 Fund, Fidelity Freedom Index 2005 Fund, Fidelity Freedom Index 2010 Fund, Fidelity Freedom Index 2015 Fund, Fidelity Freedom Index 2020 Fund, Fidelity Freedom Index 2025 Fund, Fidelity Freedom Index 2030 Fund, Fidelity Freedom Index 2035 Fund, Fidelity Freedom Index 2040 Fund, Fidelity Freedom Index 2045 Fund, and Fidelity Freedom Index 2050 Fund

"Investment Summary" (prospectus)

C: The Staff would like us to provide a summary in this section of the asset classes and investment strategies of the underlying funds.

R: We believe that our disclosure, as currently stated, appropriately summarizes the principal investment strategies of the Fidelity Freedom Index Funds as required by Item 2 of Form N-1A. The prospectus also includes disclosure of the type that you request, discussing the investment strategies of the underlying funds. However, we believe that the appropriate place for that discussion is the "Investment Details" section of the prospectus. Thus, in the "Investment Details" section, we include the "Description of Underlying Fidelity Funds" section, which describes the investment strategies of each of the underlying funds. Therefore, we have not modified our disclosure.

10. Fidelity Freedom Index Income Fund, Fidelity Freedom Index 2000 Fund, Fidelity Freedom Index 2005 Fund, Fidelity Freedom Index 2010 Fund, Fidelity Freedom Index 2015 Fund, Fidelity Freedom Index 2020 Fund, Fidelity Freedom Index 2025 Fund, Fidelity Freedom Index 2030 Fund, Fidelity Freedom Index 2035 Fund, Fidelity Freedom Index 2040 Fund, Fidelity Freedom Index 2045 Fund, and Fidelity Freedom Index 2050 Fund

Fidelity Aberdeen Street Trust (033-43529 & 811-06440) PEA #47; Fidelity Concord Street Trust (033-15983 & 811-05251) PEA #56; Fidelity Fixed-Income Trust (002-41839 & 811-02105) PEA #124.

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"Investment Summary" (prospectus)

C: The Staff would like us to provide more information in the "Investment Summary" section on the investment style (growth, value, etc.) for the underlying domestic equity funds.

R: In the "Investment Details" section, we include the "Description of Underlying Fidelity Funds" section, which describes the investment strategies of each of the underlying funds. Therefore, we have not modified our disclosure.

11. Fidelity Freedom Index Income Fund, Fidelity Freedom Index 2000 Fund, Fidelity Freedom Index 2005 Fund, Fidelity Freedom Index 2010 Fund, Fidelity Freedom Index 2015 Fund, Fidelity Freedom Index 2020 Fund, Fidelity Freedom Index 2025 Fund, Fidelity Freedom Index 2030 Fund, Fidelity Freedom Index 2035 Fund, Fidelity Freedom Index 2040 Fund, Fidelity Freedom Index 2045 Fund, and Fidelity Freedom Index 2050 Fund

"Investment Summary" (prospectus)

C: The Staff requests that we add disclosure explaining each fund's assumptions about the investor's withdrawal intentions at and after the target date per the "Principles to Enhance Understanding of Target Date Funds" released by the ICI on June 18, 2009

R: To address the Staff's comment, the disclosure will be modified as follows (underlined added):

"The following table contains guidelines designed to help investors select an appropriate Fidelity Freedom Index Fund. The guidelines are based on the year in which the investor anticipates his or her retirement to begin and assume a retirement age of 65 and that the investor will withdraw the value of his or her account in the fund gradually after retirement."

12. Fidelity Freedom Index Income Fund, Fidelity Freedom Index 2000 Fund, Fidelity Freedom Index 2005 Fund, Fidelity Freedom Index 2010 Fund, Fidelity Freedom Index 2015 Fund, Fidelity Freedom Index 2020 Fund, Fidelity Freedom Index 2025 Fund, Fidelity Freedom Index 2030 Fund, Fidelity Freedom Index 2035 Fund, Fidelity Freedom Index 2040 Fund, Fidelity Freedom Index 2045 Fund, and Fidelity Freedom Index 2050 Fund

"Performance" (prospectus)

"Performance history will be available for Class K after Class K has been in operation for one calendar year."

C: The Staff would like us to confirm that there are no other existing classes of the funds.

R: The Trustees of Fidelity Aberdeen Trust approved an 18f-3 Plan that established two classes of shares (Class K and a retail class) of each of the Freedom Index Funds. However, Class K is the only class for which a registration statement has been filed with the Commission and that the Freedom Index Funds presently intend to offer.

13. Fidelity Freedom Index Income Fund, Fidelity Freedom Index 2000 Fund, Fidelity Freedom Index 2005 Fund, Fidelity Freedom Index 2010 Fund, Fidelity Freedom Index 2015 Fund, Fidelity Freedom Index 2020 Fund, Fidelity Freedom Index 2025 Fund, Fidelity Freedom Index 2030 Fund, Fidelity Freedom Index 2035 Fund, Fidelity Freedom Index 2040 Fund, Fidelity Freedom Index 2045 Fund, and Fidelity Freedom Index 2050 Fund

Fidelity Aberdeen Street Trust (033-43529 & 811-06440) PEA #47; Fidelity Concord Street Trust (033-15983 & 811-05251) PEA #56; Fidelity Fixed-Income Trust (002-41839 & 811-02105) PEA #124.

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"Investment Policies and Limitations" (SAI)

"In accordance with each Fidelity Freedom IndexSM Fund's investment program as set forth in the prospectus, a Fidelity Freedom IndexSM Fund may invest more than 25% of its assets in any one underlying Fidelity fund. While each Fidelity Freedom IndexSM Fund does not intend to concentrate its investments in a particular industry, a Fidelity Freedom IndexSM Fund may indirectly concentrate in a particular industry or group of industries through its investments in one or more underlying Fidelity funds. Each of the underlying Fidelity funds (other than Institutional Money Market Portfolio) will not concentrate more than 25% of its total assets in any one industry. As described in the prospectus, Institutional Money Market Portfolio will invest more than 25% of its total assets in the financial services industries."

C: The Staff requests confirmation, for the purposes of monitoring compliance with each fund's fundamental industry concentration limit, each fund "looks through" to the investments of each underlying fund.

R: The Freedom Index Funds are funds of funds products. The funds do not invest directly in portfolio securities. As the funds' fundamental concentration limit indicates, these funds do not intend to concentrate in any one industry. Further, the funds disclose that they do not treat "investment companies" (their only investments) as a particular industry for purposes of their concentration limit. We believe this approach is reasonable and consistent with old Guide 19 to Form N-1A, which provides that if a registrant selects its own industry classification, it must be reasonable and disclosed in the SAI in the case of a policy not to concentrate.

14. All funds

Tandy Representations (prospectuses and SAIs)

C: The Staff would like us to affirm the following three statements:

1) The funds are responsible for the adequacy and accuracy of the disclosure in the filings.

2) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing.

3) The funds may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the Federal Securities Laws.

R: We affirm the aforementioned statements.